SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Grindr Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

39854F119
(CUSIP Number)

6770
(Primary Standard Industrial
Classification Code Number)

Ashish Gupta
Ocean Financial Centre
Level 40, 10 Collyer Quay
Singapore, Singapore 049315
Telephone +65 6808 6288
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	39854F119

1	NAMES OF REPORTING PERSONS
Ashish Gupta.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,444,147

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
12,444,147

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,444,147

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 The percentage used herein is calculated based on 180,772,370 shares of the Common Stock of the Issuer consisting of i) 176,612,391 shares of the Issuer’s Common Stock outstanding reported on the Issuer’s Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 4,159,979 shares of the Issuer’s Common Stock issuable to the Reporting Persons (as defined herein), to the extent the Reporting Persons elect to exercise 4,159,979 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 28, 2022 (the “Original Schedule 13D”, and together with this Amendment No. 1, this “Schedule 13D”), and is being filed on behalf of the Reporting Person in respect of the common stock, par value $0.0001 per share (the “Common Stock”) of Grindr Inc., a Delaware corporation (the “Issuer” or “Grindr”). Except as otherwise specifically provided herein, this Amendment No. 1 does not modify or amend any of the information previously reported in the Original Schedule 13D. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraph (a) of Item 5 of the Original Schedule 13D is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

(a) The Reporting Person, as an individual, beneficially owns an aggregate of 12,444,147 shares of the Issuer’s Common Stock, which in aggregate represents approximately 6.9% of the Issuer’s issued and outstanding Common Stock, consisting of 180,772,370 shares of the Issuer’s common stock, consisting of i) 176,612,391 shares of the Issuer’s Common Stock outstanding reported on the Issuer’s Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 4,159,979 shares of the Issuer’s Common Stock issuable to the Reporting Persons, to the extent the Reporting Persons elect to exercise 4,159,979 warrants to purchase shares of the Issuer’s common stock held at a $11.50/share exercise price.

Paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

(c) During the past 60 days, Mr. Gupta sold shares of the Issuer’s Common Stock and warrants to purchase shares of the Issuer’s common stock listed below in open market transactions on the New York Stock Exchange. Details by date, listing the type and number of securities sold and the price per security for transactions that were effected during the past sixty days are provided below. Other than the sales of the securities as reported herein, the Reporting Persons have not affected any other transactions in the shares of the Issuer during the past 60 days.

Date of Transaction	Type of Security	Number of Securities Sold	Price Per Security
11/06/2024	Common Stock	100,000	$14.00
11/06/2024	Warrant	50,000	$4.00
11/07/2024	Warrant	50,000	$4.50
11/11/2024	Common Stock	100,000	$15.00

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The second paragraph of Item 6 of the Original Schedule 13D is hereby amended and restated by deleting it in its entirety and replacing it with the following:

The Reporting Person may pledge certain securities beneficially owned by it as collateral for private banking security arrangements or margin or other loans from financial institutions. In the event of a default, the Reporting Person could be required to deliver to the secured party or lenders, or to sell, shares of the Issuer’s common stock or warrants to purchase shares of the Issuer’s common stock beneficially owned by the Reporting Person. Under such arrangements, the Reporting Person will retain voting and dispositive power with respect to the pledged securities except to the extent an event of default has occurred and is continuing. Any such arrangements or loans will contain other customary terms and conditions.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

ASHISH GUPTA

	By:	/s/ Ashish Gupta

	Name:	Ashish Gupta